FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Joins FIDO Alliance and Board; Seeks Secure, Universal Authentication for Mobile Platform and Device Users	2.

Document 1

  NEWS RELEASE
September 5, 2013

FOR IMMEDIATE RELEASE
BlackBerry Joins FIDO Alliance and Board; Seeks Secure, Universal Authentication for Mobile Platform and Device Users

WATERLOO, ON and PALO ALTO, CA – The FIDO (Fast IDentity Online) Alliance, an industry consortium revolutionizing online authentication with the first standards-based specifications, today announced that BlackBerry® (NASDAQ: BBRY; TSX: BB) has joined the Alliance and been appointed to the Board of Directors.

FIDO members commit to share technology and collaborate to deliver open specifications for universal strong authentication that enables FIDO-compliant authentication methods to be interoperable, more secure and private, and easier to use. BlackBerry is among the first mobile platform and mobile device suppliers to engage with the FIDO Alliance to equip customers with easy-to-use strong authentication, allowing them to easily move from site to site securely without having to enter identifying information multiple times. As a FIDO Alliance Relying Partner (RP), BlackBerry will be able to better serve its millions of customers on BlackBerry.com, and people who use BBM™, BlackBerry® Protect and other BlackBerry services around the world, as well as developers submitting apps on the BlackBerry® World™ storefront.

“We welcome BlackBerry to the FIDO Alliance board as one of the world’s leading mobile platforms and mobile device providers. BlackBerry’s addition to the FIDO Alliance moves the mobile industry closer to universal strong authentication using the open FIDO specifications that embrace all use cases,” said Michael Barrett, FIDO Alliance president. “We also prize BlackBerry among the Internet’s leading relying parties, with the potential to allow millions of users to utilize open strong authentication.”

From initial design and manufacturing to developing tamper resistant hardware and software for securing data at rest or in transit, security has been the central element of the BlackBerry value proposition since its inception. BlackBerry provides all the components to offer secure Enterprise Mobility Management (EMM) for BlackBerry, iOS® and Android™ devices.  BlackBerry also demonstrates the same dedication to perfecting and standardizing security protocols.

“BlackBerry is deeply committed to remaining the Gold Standard in mobile security while providing a model for others to adopt and follow,” said Brian McBride, Technical Director for Identity at BlackBerry. “Offering safe, reliable access for our customers across the globe is inherent to everything BlackBerry does as an organization. We are both excited and proud to join the FIDO Alliance to help extend mobile security best practices and standards to the global community as the alliance strives to achieve universal secure authentication."

The FIDO protocol will support a full range of authentication technologies, including biometrics such as fingerprint scanners, voice and facial recognition, as well as existing solutions and communications standards, such as Trusted Platform Modules (TPM), USB Security Tokens, Near Field Communication (NFC), One Time Passwords (OTP), embedded Secure Elements (eSE), and many other existing and future technology options. The open protocol is designed to be extensible and to accommodate future innovation, as well as protect existing investments. The FIDO protocol allows the interaction of technologies within a single infrastructure, enabling security options to be tailored to the distinct needs of each user and organization.

Organizations that want to influence the development of the FIDO specifications and ensure that the open standards address their use cases and requirements should join the FIDO Alliance now. FIDO Alliance members will define the market requirements, contribute to the FIDO specifications and be part of the ecosystem that will address the broad range of use cases and technologies. The FIDO Alliance invites all companies and organizations to join the Alliance and  become active members.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

About The FIDO Alliance
The FIDO (Fast IDentity Online) Alliance, www.fidoalliance.org, was formed in July 2012 to address the lack of interoperability among strong authentication technologies, and remedy the problems users face with creating and remembering multiple usernames and passwords. The Alliance plans to change the nature of authentication by developing standards-based specifications that define an open, scalable, interoperable set of mechanisms that supplant reliance on passwords to easily and securely authenticate users of online services.

Media Contact:
Suzanne Matick
for FIDO Alliance
Suzanne@matick.net
831-479-1888 Pacific time zone

Kara Yi
BlackBerry
kyi@blackberry.com
347-439-5317

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances.  Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements.  BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 5, 2013	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO